May 16, 2019

Eric Newell
EVP, Chief Financial Officer and Treasurer
United Financial Bancorp, Inc.
225 Asylum Street
Hartford, Connecticut 06103

       Re: United Financial Bancorp, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           File No. 001-35028

Dear Mr. Newell:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Unaudited Consolidated Financial Statements
Note 15. Investment in D.C. Solar Tax-Advantaged Funds, page 43

1. We note that your complete loss exposure to your investment in D.C. Solar is $41.7 million as of March 31, 2019. We also note from your earnings call for the quarterly period ending March 31, 2019 that this amount is composed of the carrying value of the partnerships on the company's balance sheet, the tax credits associated with placing the inventory into service, as well as the tax loss flow-through benefits and the effect of revaluing deferred tax assets to pretax reform levels on the current statutory tax rate.
      Please address the following:

          Tell us and disclose in your future filings how much of the $41.7 million relates to each of the components identified during the earnings call;
 Eric Newell
United Financial Bancorp, Inc.
May 16, 2019
Page 2

             Clarify which of these amounts are reflected on your consolidated balance sheet as of
             December 31, 2018 and March 31, 2019, respectively, and which line items they are reflected in; and

             Explain why this amount has increased through March 31, 2019 to $41.7 million compared to your subsequent events footnote disclosed in the Form 10-K for the fiscal year ended December 31, 2018, where you disclose a loss exposure of $37.3 million.
             To the extent applicable, provide a reference to any accounting literature supporting your treatment.
2. We note your disclosure that you believe a loss is more likely than not, but that no measurable loss has been identified. Please address the following:

             Provide us with a detailed analysis of your impairment considerations for each your investment in D.C. Solar, tax credits and deferred tax assets, including reference to any applicable accounting literature considered and discussion of any assumptions used, explaining why you do not believe any measurable loss can be identified;

             Disclose how you monitor potential impairments in tax credit investments; and

             Disclose, in future filings, the status of your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.
3. We note your pro forma presentation of regulatory capital ratios as if you recognized a complete loss on the LLC investments. Please provide us with an explanation how this pro forma presentation complies with Article 11 of Regulation S-X or other regulatory requirements, or revise to remove this pro forma presentation from your filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492
or Robert Klein, Staff Accountant, at (202) 551-3847 with any questions.



FirstName LastNameEric Newell                                   Sincerely,
Comapany NameUnited Financial Bancorp, Inc.
                                                                Division of
Corporation Finance
May 16, 2019 Page 2                                             Office of
Financial Services
FirstName LastName